QKL STORES INC.
Jing Qi Street
Dongfeng Xincun
Sa’er Tu District
163311 Daqing, P.R. China

August 10, 2009

BY EDGAR
H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street,  N.E.
Washington, D.C. 20549

Re:	QKL Stores Inc.
Registration Statement on Form S-1; File No. 333-150800

Dear Mr. Owings:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, QKL Stores Inc., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced registration statement to become effective at 4pm on August 11, 2009, or as soon as possible thereafter.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures.

•
The Company may not assert staff comments or the declaration of the registration statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation.

Sincerely,

QKL STORES INC.

By:	/s/ Zhuangyi Wang
Zhuangyi Wang
Chief Executive Officer

cc:	Darren Ofsink, Esq.
Mark Cawley, Esq.